UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ___________ to __________

Commission file number: 002-29180

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ProLogis 401(k) Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProLogis
14100 E. 35th Place
Aurora, CO 80011

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Report of Independent Registered Public Accounting Firm

The Plan Administrator
ProLogis 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2004, Schedule H, Line 4j — Schedule of Reportable Transactions — Year Ended December 31, 2004 and Schedule H, Line 4a — Schedule of Delinquent Employee Contributions — Year Ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 17, 2005

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value:
ProLogis common stock	$6,975,645	$4,978,317
Common collective trust	788,750	461,414
Mutual funds	12,324,370	10,413,279
Self directed brokerage account	350,034	282,375
Participant loans	333,942	314,807

Total investments	20,772,741	16,450,192

Receivables:
Company contributions	—	256
Participant contributions	2,635	1,318
Other contributions	—	588

Total receivables	2,635	2,162

Liabilities:
Other payable	—	556

Net assets available for plan benefits	$20,775,376	$16,451,798

See accompanying notes to financial statements.

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401(k) SAVINGS PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions:
Contributions:
Employer	$583,754	$547,513
Participants	1,734,974	1,468,354
Rollover	239,528	237,916
Other	—	588

Total contributions	2,558,256	2,254,371

Investment income:
Net appreciation in fair value of investments	3,019,386	3,136,369
Interest and dividends	392,773	166,714

Total investment income	3,412,159	3,303,083

Total additions	5,970,415	5,557,454

Deductions:
Benefits paid to participants	1,638,142	886,642
Administrative expenses	8,695	4,542
Other	—	556

Total deductions	1,646,837	891,740

Net increase during the year	4,323,578	4,665,714
Net assets available for plan benefits:
Beginning of year	16,451,798	11,786,084

End of year	$20,775,376	$16,451,798

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by ProLogis (ProLogis or the Company). The Plan covers all eligible employees of the Company who have attained the age of 21. Prior to July 1, 2004, eligibility to participate began on the first day of the next month following hire date for full-time employees or after completing 1,000 hours of service for part-time employees. Effective July 1, 2004, eligibility to participate begins with the date of hire. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Each year, effective July 1, 2004 participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $13,000 and $12,000 ($16,000 and $14,000 if age 50 or older) in 2004 and 2003, respectively. Prior to July 1, 2004, participants could contribute up to 20% of their pretax annual eligible compensation. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2004 and 2003.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of	Vesting
service	percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

4	(Continued)

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401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

Exclusive of a transition period from July 1, 2004 to October 15, 2004 related to the change in trustees, Company matching contributions are invested in the Company’s common stock.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions. Benefit payments to participants are recorded upon distribution.

(g)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $7,900 and $54,000 at December 31, 2004 and 2003, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2004 or 2003. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2004 and 2003 the amount of forfeitures used for Company match contributions was approximately $107,300 and $71,000, respectively.

(h)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 10.5%. Principal and interest is paid ratably through regular payroll deductions.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for one year following the receipt of hardship withdrawal.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with the current year presentation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect

5	(Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	Investment Valuation and Income Recognition

Mutual funds and common stocks are stated at fair value based upon quoted market prices. The common collective trust is stated at fair value based on the quoted market prices, if available, of the underlying securities. Participant loans are stated at cost (which approximates their fair value). The ProLogis common stock was in a unitized fund prior to July 1, 2004.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying statement of changes in net assets available for plan benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(e)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Distributions are recorded when paid.

(3)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	2004	2003
ProLogis common stock	$6,975,645	$4,978,317
MFS Strategic Growth Fund	—	1,628,726
MFS Value Fund	—	1,284,657
Oppenheimer Quest Balanced Value Fund	—	1,276,729
MFS Emerging Growth Fund	—	1,240,966
Pimco Total Return Class A Fund	—	1,100,022
New Perspectives Global Fund	—	1,009,028
Deutsche Equity 500 Index Fund	—	876,176
Vanguard Growth Index Inv	3,104,531	—
Vanguard Balanced Index Inv	1,338,609	—
Vanguard Value Index Inv	1,256,457	—
Vanguard 500 Index Inv	1,227,611	—
PIMCO Total Return	1,059,455	—

6	(Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Mutual funds	$1,093,053	$1,883,007
ProLogis common stock	1,898,781	1,204,302
Self directed brokerage account	27,552	49,060

	$3,019,386	$3,136,369

(4)	Nonparticipant-Directed Investments

The Company common stock is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this investment option is as follows:

	2004	2003
Net assets:
ProLogis common stock	$6,975,645	$4,978,317

Changes in net assets:
Employer contributions	$502,810	$625,753
Participant contributions	62,801	50,882
Net appreciation in fair value	1,898,781	1,204,302
Interest and dividends	115,576	31
Benefits paid to participants	(345,804)	(321,506)
Net interfund transfers	(236,006)	(61,450)
Administrative expenses	(830)	(1,686)

	$1,997,328	$1,496,326

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

7	(Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

(7)	Delinquent Employee Contributions

There were unintentional delays by the Company in submitting 2004 and 2003 employee deferrals to the trustee. The Company is obligated to reimburse the Plan for lost interest. (see Schedule 3).

(8)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard) and MFS Retirement Services, Inc. (MFS) (the trustees) as of December 31, 2004 and 2003, respectively. Vanguard and MFS are the trustees as defined by the Plan and therefore, these investments and investment transactions qualify as parties-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2004 and 2003. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as parties-in-interest transactions.

(9)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks such as, significant world events, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in ProLogis common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

Schedule 1

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of party involved/
description of asset	Cost (a)	Current value
ProLogis common stock (160,988.796 shares)*	$3,587,521	$6,975,645

Common Collective Trust:
Vanguard Retirement Savings Trust*		788,750

Mutual Funds:
ABN AMRO Growth*		12,745
Amer AAdvantage International*		82,140
Amer AAdv: Sm Cp Val Inst*		26,301
Ariel Appreciation*		26,030
Artisan International*		33,880
Cohen & Steers Realty*		77,429
Davis New York Venture*		148,929
Harbor Capital Appreciation*		19,934
Hotchkis Mid Cap Value*		196,465
ICAP: Equity*		167
Julius Baer Int’l Eq. Fund*		181,919
Mid Cap Equity Portfolio		42,187
PIMCO: CCM Em Co Admn*		48,752
PIMCO: CCM Mid-Cap Admn*		59,938
PIMCO Total Return*		1,059,455
Third Avenue: Sm-Cp Val*		37,606
Turner Mid Cap Growth Fund*		7,159
Turner SmallCap Fund*		11,024
Vanguard 500 Index Inv*		1,227,611
Vanguard Balanced Index Inv*		1,338,609
Vanguard Growth Index Inv*		3,104,531
Vanguard IT Bond Index*		145,515
Vanguard Mid-Cap Index Fund*		207,993
Vanguard REIT Index Fund*		407,425
Vanguard Sm-Cap Growth Index*		494,511
Vanguard Sm-Cap Value Index*		57,225
Vanguard Tgt Retirement 2005*		346,257
Vanguard Tgt Retirement 2015*		1,216
Vanguard Tgt Retirement 2025*		374,649
Vanguard Tgt Retirement 2035*		660,377
Vanguard Tgt Retirement 2045*		83,342
Vanguard Total Int’l Stock Idx*		546,592
Vanguard Value Index Inv*		1,256,457

Total mutual funds		12,324,370

*	Represents a party-in-interest transaction.

(a)	Cost information is omitted for investments that are fully participant-directed.

See accompanying report of independent registered public accounting firm.

(Continued)

Schedule 1

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of party involved/
description of asset	Cost (a)	Current value
Self Directed Brokerage Account — VGI Brokerage Option:*
Common Stocks:
California Water Svc Group Inc*		2,824
Calpine Corp Com*		3,940
Cephalon Inc Com*		3,816
Charlotte Russe Hldg Inc Com*		101,000
EMC Corp (Mass) Com*		4,461
Emerson Electric Co Com*		4,206
Icos Corp*		2,121
Intel Corp Com*		3,521
Ivoice Inc Com*		225
JDS Uniphase Corp*		634
Monterey Pasta Co*		3,042
Mylan Laboratories Inc*		3,536
Omnicare Inc Com*		3,462
Qualcomm Inc*		6,360
Sara Lee Corp*		3,621
Siebel Sys Inc Com*		1,575
Starbuck’s Corp*		4,677
Stryker Corp*		4,342
Teva Pharmaceutical Industries Ltd ADR*		2,986
Trey Res Inc Cl A*		11
Wireless Facs Inc Com*		2,360
Mutual Funds:
Alliance Institutional Reserves-Prime*		27,720
Artisan International Fund*		14,348
Baron Small Cap Fund*		35,588
PIMCO Commodity Real Return Strategy Fund*		21,199
Selected American Shares, Inc.*		18,770
TCW Galileo, Inc., TCW Galileo Select*		19,555
The PBHG Funds, Inc. PBHG Large Cap Growth*		15,562
Wexford Trust: Muhlenkamp Fund*		34,572

Total self directed brokerage account		350,034

Participant Loans, 5% to 10.5%*		333,942

Total investments, at fair value		$20,772,741

*	Represents a party-in-interest transaction.

(a)	Cost information is omitted for investments that are fully participant-directed.

See accompanying report of independent registered public accounting firm.

Schedule 2

PROLOGIS
401(k) SAVINGS PLAN AND TRUST

Schedule H, Line 4j — Schedule of Reportable Transactions
Year ended December 31, 2004

		Purchase
		transactions	Sales transactions
					Current value
					of asset on	Net
	Description	Cost of	Proceeds	Cost of	transaction	realized
Identity of party involved	of asset	purchases	from sales	assets sold	date	gain
ProLogis	Common stock	$675,579	$—	$—	$675,579	$—

ProLogis	Common stock	$—	$509,488	$308,760	$509,488	$200,728

See accompanying report of independent registered public accounting firm.

Schedule 3

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401(k) SAVINGS PLAN AND TRUST

Schedule H, Line 4a — Schedule of Delinquent Employee Contributions

Year Ended December 31, 2004

(a)	Identity of Party Involved:
ProLogis

(b)	Relationship to Plan:
Plan Sponsor

(c)	Description of Transaction:
Untimely deposit of employee contributions during 2003 amounting to $1,318 and resulting in lost earnings of $588. Late contributions were remitted to the Plan in April 2004 and lost earnings were remitted to the Plan in July 2004.

Untimely deposit of employee contributions during 2004 amounting to $2,236 and resulting in lost earnings of $3. Late contributions were remitted to the Plan in July 2004 and lost earnings are expected to be contributed to the Plan in 2005.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan and Trust _____________________________________________________ (Name of Plan)

Dated: June 29, 2005

By:	/s/ Walter C. Rakowich
Walter C. Rakowich

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm